Exhibit 99.3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Odeya Brick-Zarsky, Adv. and Guy Eizenberg, Adv., or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.03 per share, of MER Telemanagement Solutions Ltd. (the “Company” or “MTS”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on July 21, 2021 at 4:30 p.m. (Israel time) and at any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” ALL OF THE PROPOSALS AS SET FORTH ON THE REVERSE.

IN ADDITION, VOTES CAST FOR PROPOSALS 1(d)-1(g), 1(j), 2 AND 3 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL, AS APPLICABLE.

FOR INFORMATION REGARDING THE DEFINITION OF “CONTROLLING SHAREHOLDER” OR “PERSONAL INTEREST,” SEE THE DISCUSSION IN THE “REQUIRED VOTE” SECTION OF THE ITEM OF THE PROXY STATEMENT.

FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.
(the “Company” or “MTS”)

July 21, 2021

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS BELOW.

FOR THE FULL TEXT OF EACH RESOLUTION SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1(a)
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement and to approve the issuance of MTS Ordinary Shares upon consummation of the Transaction to SportsHub as a private placement, whose purpose is to give the acquirer at least 25% of the voting rights in MTS, and/or as a private placement whose purpose is to give the acquirer 45% of the voting rights in MTS, in accordance with Section 328(b)(1) of the Companies Law.

FOR	AGAINST	ABSTAIN

☐	☐	☐

1(b)
To approve and adopt MTS’s Second Amended and Restated Articles of Association, attached as Annex B to the proxy statement, and to approve corresponding amendments to the MTS Memorandum of Association.

FOR	AGAINST	ABSTAIN

☐	☐	☐

1(c)
To elect the following nominees to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified and to approve their terms of service.

	FOR	AGAINST	ABSTAIN
Rob Phythian	☐	☐	☐
Chris Nicholas	☐	☐	☐
Joseph Housman	☐	☐	☐
Paul Abdo	☐	☐	☐
Thomas Doering	☐	☐	☐

1(d)	To elect and approve the terms of service of Scott Pollei as outside director.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder).

☐ YES	☐ NO

1(e)	To elect and approve the terms of service of Adrienne Anderson as outside director.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder).

☐ YES	☐ NO

1(f)	To approve the Updated Compensation Policy, attached as Annex C to the proxy statement.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

1(g)	To approve the compensation terms of Mr. Rob Phythian, the CEO of the combined company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

1(h)	To approve the compensation terms of Mr. Chris Nicholas, the COO of the combined company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

1(i)	To approve the adoption of the new SharpLink, Ltd. 2021 Equity Incentive Plan, attached as Annex D to the proxy statement and the reservation of 4,673,264 Ordinary Shares for issuance thereunder.

FOR	AGAINST	ABSTAIN

☐	☐	☐

1(j)	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

2.	To approve equity-based compensation to Mr. Roy Hess, our Chief Executive Officer.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

3.	To approve equity-based compensation to Ms. Ofira Bar, our Chief Financial Officer.

FOR	AGAINST	ABSTAIN

☐	☐	☐

In connection with this proposal, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal.

☐ YES	☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder [           ] Date [     ] Signature of Shareholder [          ] Date [         ]

Note:  Please sign exactly as your name or names appear on this Proxy. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.